Exhibit 99.3

SINOVAC Board of Directors Prevails Against Advantech/Prime’s New York Lawsuit

New York Court Denies Advantech/Prime’s Petition for Emergency Injunctive Relief

Clears Legal Hurdle for Dividend Paying Agent to Payout the Special Cash Dividend of
US$55.00 Per Common Share on July 7, 2025

BEIJING, June 21, 2025 – SINOVAC Biotech Ltd. (NASDAQ: SVA) (“SINOVAC” or the “Company”), a leading provider of biopharmaceutical products in China, today announced it has prevailed against Advantech/Prime Success’ (“Advantech/Prime”) Petition for Emergency Injunctive Relief in the U.S. District Court for the Southern District of New York.

The result in the New York court represents another failure in the campaign by Advantech/Prime in coordination with Vivo Capital (together known as the “Dissenting Investor Group”) to wrest control of SINOVAC from its recently installed, lawfully-elected Board of Directors (the “current SINOVAC Board”) in accordance with the Privy Council order and Antiguan Law, and to interfere with the payment of the US$55.00 per common share special cash dividend declared by the current SINOVAC Board.

Following the New York court’s ruling, the current SINOVAC Board is free to pursue its legal action in Antigua seeking to cancel the PIPE shares invalidly issued to the Dissenting Investor Group by the former illegitimate board (the “Imposter Former Board”). If the current SINOVAC Board succeeds in legal proceedings on the PIPE shares, it has announced its intention to redistribute an additional US$11.00 per common share to SINOVAC’s valid shareholders.

Dr. Chiang Li, Chairman of the SINOVAC Board, commented, “We will continue our mission to restore fairness and deliver value to all valid SINOVAC shareholders, starting with paying the $55.00 per share special cash dividend as soon as July 7, 2025.”

The Dissenting Investor Group’s self-serving, multi-pronged lawfare strategy against SINOVAC has one goal: to prevent all valid SINOVAC common shareholders from receiving any dividend payments unless the Dissenting Investor Group receives an allocation for their invalid PIPE shares, despite the fact that they have already received over US$1 billion in dividends from a SINOVAC operating subsidiary. The current SINOVAC Board has set aside in escrow the pro rata portion of dividends for the PIPE shares — funds the Dissenting Investor Group could receive if the legal proceedings they initiated rule in their favor. The current SINOVAC Board is fighting back – and winning. We feel certain that we will prevail against any further legal action by the Dissenting Investor Group and look forward to ensuring all valid shareholders receive their fair share.

Your Vote is Important

Your vote on or before July 8 will be about the future of SINOVAC, your receipt of your make-whole dividend payments in the near-term, and the long-term value of your investment.

We urge you to keep SINOVAC’s Board in place and vote on the WHITE proxy card “AGAINST” Proposal 1 to remove the current Board and “AGAINST” Proposal 2 to appoint the Reconstituted Imposter Board Slate. Your vote is critical to ensuring that SINOVAC remains on the path to stability, growth, and value creation for all shareholders.

DISCARD any items you received asking you to vote for the Reconstituted Imposter Former Board Slate. If you have already voted for the Reconstituted Imposter Former Board Slate, you can subsequently revoke it by using the WHITE proxy card or WHITE voting instruction form to vote. Only your latest-dated vote will count!

If you have questions about how your vote can be counted, please contact our proxy solicitor, Georgeson LLC, toll free at (844) 568-1506 in the U.S. and (646) 543-1968 outside the U.S. or via email at SinovacSpecialMeeting@georgeson.com.

About SINOVAC

Sinovac Biotech Ltd. (SINOVAC) is a China-based biopharmaceutical company that focuses on the R&D, manufacturing, and commercialization of vaccines that protect against human infectious diseases.

SINOVAC's product portfolio includes vaccines against COVID-19, enterovirus 71 (EV71) infected Hand-Foot-Mouth disease (HFMD), hepatitis A, varicella, influenza, poliomyelitis, pneumococcal disease, etc.

The COVID-19 vaccine, CoronaVac®, has been approved for use in more than 60 countries and regions worldwide. The hepatitis A vaccine, Healive®, passed WHO prequalification requirements in 2017. The EV71 vaccine, Inlive®, is an innovative vaccine under "Category 1 Preventative Biological Products" and commercialized in China in 2016. In 2022, SINOVAC's Sabin-strain inactivated polio vaccine (sIPV) and varicella vaccine were prequalified by the WHO.

SINOVAC was the first company to be granted approval for its H1N1 influenza vaccine Panflu.1®, which has supplied the Chinese government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine, Panflu®, to the Chinese government stockpiling program.

SINOVAC continually dedicates itself to new vaccine R&D, with more combination vaccine products in its pipeline, and constantly explores global market opportunities. SINOVAC plans to conduct more extensive and in-depth trade and cooperation with additional countries, and business and industry organizations.

Important Additional Information and Where to Find It

In connection with SINOVAC’s Special Meeting, SINOVAC has filed with the U.S. Securities and Exchange Commission (“SEC”) and mailed to shareholders of record entitled to vote at the Special Meeting a definitive proxy statement and other documents, including a WHITE proxy card. SHAREHOLDERS ARE ENCOURAGED TO READ THE PROXY STATEMENT AND ALL OTHER RELEVANT DOCUMENTS WHEN FILED WITH THE SEC AND WHEN THEY BECOME AVAILABLE BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and other interested parties will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, or from SINOVAC at its website: https://www.sinovac.com/en-us/Investors/sec_filings. You may also obtain copies of SINOVAC’s definitive proxy statement and other documents, free of charge, by contacting SINOVAC’s Investor Relations Department at ir@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s or Board’s control, which may cause actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company and Board do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Contacts

Investor and Media Contact

FGS Global

Sinovac@fgsglobal.com